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                                                                      Exhibit 14

                        TWEETER HOME ENTERTAINMENT GROUP

            OUR CODE OF ETHICS FOR DIRECTORS, OFFICERS AND EMPLOYEES
                         GUIDELINES FOR BUSINESS CONDUCT

The reputation of Tweeter Home Entertainment Group (THEG) for integrity in the marketplace is one of our company's most important corporate assets. Maintaining our tradition of integrity and fair dealing with customers, associates, shareholders, regulators and the general public is the obligation of every THEG director, officer and employee. We can fulfill this obligation by adhering to high professional standards of excellence and integrity in the performance of our duties.

Honest mistakes made in the course of business may be tolerated, but we will not tolerate violations of law or regulation or lapses in ethics or integrity. We must comply with those laws, rules and regulations and policies that govern or apply to THEG's business units, and all must abide by the letter and the spirit of these laws, rules, regulations and policies. Our business is predicated on having the trust and respect of our customers and suppliers based on our integrity and good judgment. The appearance of improper behavior can be just as damaging to this trust and respect as is actual impropriety.

By adhering to exemplary standards and conducting our business with excellence, professionalism and integrity, we enhance THEG's reputation and cultivate the growth of our business. All of us must take personal responsibility for conducting ourselves in a way that reflects positively on our company.

Situations may arise that are not specifically addressed by the guidelines printed here or involve complex topics or difficult value judgments. Always use good judgment and common sense and seek advice if you have questions about the laws, regulations, or policies you need to comply with in performing your job. It's your responsibility to keep your supervisor informed if you are not sure about the right way to handle a situation or you have questions about how to interpret and comply with these guidelines.

In addition to the specific topics covered in the guidelines, we expect you to comply with all applicable laws, rules, and regulations wherever we do business, as well as all other relevant policies and procedures that apply to your job. As a general rule, all associates and officers must comply with our human resources policies, available electronically under the "policies and procedures" folder on the company intranet. If you don't have access to the company intranet or you have any questions about which policies you need to follow, speak with your supervisor or human resources representative.




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SENIOR FINANCIAL OFFICERS' ADDITIONAL RESPONSIBILITIES. All officers, directors, and employees and specifically the Chief Executive Officer, Chief Financial Officer, Controller, and other senior financial officers must comply with the Guidelines, the other Company Policies listed in this document and with all applicable rules and standards of the Securities and Exchange Commission, the Financial Accounting Standards Board, the Nasdaq Stock Exchange, and other regulatory bodies.


In particular, the Chief Executive Officer, Chief Financial Officer, Controller, and other senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports that THEG files with the Securities and Exchange Commission and will promptly bring to the attention of the Disclosure Committee any material information of which he or she may become aware that could affect such disclosures. The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Audit Committee of the Board of Directors any information he or she may have regarding:

     - significant deficiencies in the design or operation of internal controls which could adversely affect THEG's ability to record, process, summarize and report financial data;

     - any fraud, whether material or not, that involves management or any other employee who has a significant role in THEG's financial reporting, disclosure or internal control; or

     - any material violation of (1) any law, rule or regulation (including the securities laws) applicable to THEG or the operation of its businesses or (2) these Guidelines.



                              CONFLICTS OF INTEREST

    AVOID CONFLICTS OF INTEREST IN PERFORMING YOUR DUTIES AND SEEK ADVICE OF
            MANAGEMENT WHEN ANY ACTUAL OR POTENTIAL CONFLICTS ARISE.

Tweeter Home Entertainment Group directors and employees must avoid engaging in any outside business or other activity that might create a conflict of interest, create a perception of impropriety or jeopardize THEG's integrity or reputation. A "conflict of interest" occurs when your personal interest interferes -- or even appears to interfere -- in any way with the interests of THEG. Every THEG person must avoid activities, interests or associations that might interfere or even appear to interfere with the independent exercise of good judgment in the conduct of his or her duties or with the best interests of our company, our customers, our suppliers, our shareholders or the public.

While it is impossible to foresee every potential conflict that could arise, all THEG persons must be sensitive to potential conflicts, bring them to the attention of management, the Chief Financial or Chief Executive Officer, or the Board of Directors and avoid them where possible. If a conflict cannot be avoided, it must be managed in an ethical, responsible manner.



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                             CORPORATE OPPORTUNITIES

        DO NOT ADVANCE PERSONAL INTERESTS AT THE EXPENSE OF TWEETER HOME
                              ENTERTAINMENT GROUP.

THEG persons owe a duty to THEG to advance the company's legitimate interests to the best of their abilities whenever the opportunity arises. THEG persons must not take for themselves personally opportunities they discover through the use of Company property, information or position in violation of Company policies. In addition, Company property, information or position must not be used for personal gain. No Company person may compete with THEG.


                           CONFIDENTIALITY OBLIGATIONS

  PROTECT CONFIDENTIALITY OF INFORMATION, INCLUDING TWEETER HOME ENTERTAINMENT
                               GROUP INFORMATION.

NONPUBLIC INFORMATION. THEG persons must maintain the confidentiality of information entrusted to them by THEG and provided by our customers and suppliers. All employees must exercise care not to misuse nonpublic information obtained during their employment, including customer information, information about THEG personnel, and business plans and ideas. The obligation to maintain the confidentiality of information may be subject to legal or regulatory requirements to disclose that information. In such cases, the Chief Financial Officer will help you determine what disclosure is required.

MEDIA, PUBLISHING AND PUBLIC APPEARANCES. No THEG employee may provide nonpublic corporate information to persons outside THEG, including the media, unless authorized to do so. In all cases, employees must refer media inquiries to the Public Relations department. Only designated THEG spokespersons may provide comments to the media.

Before publishing, making speeches or giving interviews, THEG employees must get approval from their managers. If a publication, speech, interview or appearance may be of public interest and may reflect on THEG, employees must notify the public relations department.


                                  FAIR DEALING

      EVERY THEG PERSON MUST DEAL FAIRLY WITH THEG'S CUSTOMERS, SUPPLIERS,
                       COMPETITORS AND FELLOW EMPLOYEES.

At THEG, honesty, integrity and the notion of fair dealing must prevail in all relationships. Competitive advantage must result from superior performance, not unethical or illegal business dealings.

UNETHICAL BEHAVIOR; RELATIONSHIPS WITH COMPETITORS. Every THEG person must deal fairly with THEG's customers, suppliers, competitors and fellow employees. No THEG person may take unfair advantage of anyone through unethical or illegal measures, such as manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practices. It is improper, and may be illegal, to hire competitors' employees for the purpose of obtaining trade secrets or other proprietary information.


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It is also against THEG policy to seek increased sales by disparaging the products and services of other companies. Our goal is to increase business by offering superior products and services. Accordingly, all THEG marketing and communication must be truthful, not deceptive and in full compliance with applicable laws, regulations and company policies.

All THEG persons must guard against unfair competitive practices and exercise extreme caution to avoid conduct that might violate antitrust laws or other rules prohibiting anti-competitive activities. Violations may carry criminal penalties. If a competitor or third party proposes to discuss unfair collusion, price-fixing or other anti-competitive activities, your responsibility is to object, terminate the conversation or leave the meeting and report the incident promptly to the Chief Financial or Chief Executive Officer.

GIFTS, GRATUITIES AND OTHER PAYMENTS RELATED TO THEG BUSINESS. No THEG person or member of their families may, directly or indirectly, accept or receive bonuses, fees, gifts, frequent or excessive entertainment, or any similar form of consideration that is of more than nominal value from any person or entity with which THEG does, or seeks to do, business. Specific guidelines can be found in the "Vendor Gift Policy".

THEG policy forbids bribes, payoffs or payments of any kind by any THEG person to any person, government official or entity for the purpose of improperly obtaining or retaining business or influencing consideration of any business activity.

INSIDER TRADING. Every THEG person must comply with rules and laws regarding prohibitions against insider trading. It is illegal to buy or sell securities, like the company's stock, (either personally or on behalf of others) on the basis of material, nonpublic information. It is also illegal to communicate (i.e., to "tip") material, nonpublic information to others so that they may buy or sell securities on the basis of that information. If you know material, nonpublic information about THEG or any other company, including contractors, suppliers or business partners, you are prohibited from trading (directly or indirectly) or tipping others to trade in the securities of that company.

Material, nonpublic information is factual information that a reasonable investor would want to know before making an investment decision. Examples of material, nonpublic information include:

     -    Quarterly, any interim period or annual financial results

     -    Financial forecasts

     -    Significant financial developments

     -    Possible mergers, acquisitions, joint ventures or divestitures

     -    Significant product developments

     -    Non-publicly reported sales trends

These prohibitions continue for as long as the information you know remains material and nonpublic. Anyone who gives such nonpublic information to others may be subject to disciplinary action, up to and including termination of employment, as well as potential criminal


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prosecution. Guidance on questions about specific transactions should be obtained from the Chief Financial Officer in advance of the transaction. All employees are required to comply with the more specific rules and restrictions contained in the company's "Insider Trading Policy".

CONTRACTORS & SUPPLIERS. Contractor and supplier relationships must be managed consistent with all applicable laws, as well as with good business practices. THEG is committed to seeking strong, mutually rewarding business relationships with companies and individuals who can enhance the quality of its products and promote the delivery of an exceptional customer experience. THEG encourages fair competition among potential suppliers, contractors and other suppliers, and treats each company or individual with fairness, integrity and without discrimination. The selection of subcontractors, suppliers and partners must be made on the basis of objective criteria, including quality, technical excellence, price, delivery, product or service suitability, maintenance of adequate sources of supply and THEG's purchasing policies and procedures.

Individuals who are involved in proposals, bid preparations or contract negotiations must be certain that all statements, communications and representations are accurate and truthful. You must always employ the highest ethical standards in business practices regarding source selection, negotiation, determination of contract awards, the administration of all purchasing activities and performance in compliance with specifications, requirements and clauses of contracts.

                           RESPECT FOR THE INDIVIDUAL

     CONDUCT BUSINESS ACTIVITIES IN AN ATMOSPHERE OF GOOD FAITH AND RESPECT.

THEG strives, on a personal level, to treat each individual with dignity, consideration and respect. All THEG persons should be honest and fair with others, share the credit when credit is due, avoid public criticism of one another and encourage an atmosphere in which openness, cooperation and consultation are the norms. Internal relationships with fellow employees should be based on the same high standards of integrity and ethical responsibility that are observed with THEG customers, suppliers, shareholders and the public.

THEG has a strict policy of equal opportunity in hiring, developing, promoting and compensating employees. THEG seeks to attract, retain and reward employees who perform their work to the highest standards, basing promotions on qualification and merit.

Discrimination is not tolerated on the grounds of race, national origin, religion, gender, age, disability, or sexual orientation. Just as we do not tolerate illegal discrimination in any form, we also do not tolerate illegal sexual or any other form of harassment at any level of our company. Employees who experience or observe work-related discrimination, harassment or similar problems are urged to report it to their department manager, a representative of Human Resources or the Chief Financial or Chief Executive Officers. They may also call the Ethics Hotline telephone number that appears at the end of this document.


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All medical or health-related information obtained through the THEG medical clinics, Employee Assistance Program or Wellness Program is considered strictly confidential and will only be released upon the informed consent of the individual employee whose records are being solicited or as required by law.


                  SAFEGUARDING TWEETER HOME ENTERTAINMENT GROUP
                        INFORMATION, ASSETS AND PROPERTY

 PROTECT ALL TWEETER HOME ENTERTAINMENT GROUP ASSETS AND USE THEM APPROPRIATELY.

BUSINESS USE. THEG persons must protect THEG's assets and ensure their efficient use. You may only use THEG property for legitimate business purposes. Any suspected fraud or theft of THEG property must be reported for investigation immediately. THEG's assets include our capital, cash, inventory, facilities, equipment, proprietary information, technology, business plans, ideas for new products and services, trade secrets, inventions, and customer lists. Information owned by THEG must be treated with the same care as any other asset, and every THEG person has a role in protecting its confidentiality and integrity.

PROPRIETARY INFORMATION AND INTELLECTUAL PROPERTY. Your obligation to protect THEG's assets applies to our company's proprietary information. Proprietary information includes business, marketing and service plans, unpublished financial data and reports, databases, customer information and salary and bonus information as well as intellectual property such as trade secrets, patents, trademarks and copyrights. Unauthorized use or distribution of this material is a violation of THEG policy. It may also be illegal and result in civil and criminal penalties.

Intellectual property refers to a company's intangible assets, such as the company's business methods, inventions, trademarks and publications. All inventions and copyrightable material conceived by an employee within the scope of his or her employment are the exclusive property of THEG and as a condition of continued employment the employee must do whatever is necessary to transfer to THEG the technical ownership of such inventions or materials. All employees are required as a condition of their employment to disclose to THEG all inventions and copyrightable materials that are conceived, developed or otherwise pursued by them during their employment.

It is the responsibility of every employee to protect THEG's intellectual property. In addition, THEG also respects the intellectual property of other parties. The unauthorized use of another party's patented, trademarked or copyrighted (audio, video, text) materials is strictly prohibited, regardless of their source. In addition, THEG does not permit the use of software or other devices whose primary purpose is the circumvention or violation of another's intellectual property rights.

COMPLIANCE WITH INTERNAL CONTROLS. THEG maintains and enforces a strong, effective system of internal controls to safeguard and preserve the information and assets of our company, our customers, our suppliers and our shareholders. These controls are designed to ensure that business transactions are properly authorized and carried out, and that all reporting is truthful and





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accurate. These administrative and accounting control systems are the responsibility of each department in the THEG organization.

All business transactions require authorization at an appropriate management level. Any employee who is responsible for the acquisition or disposition of assets for the company, or who is authorized to incur liabilities on the company's behalf, must act prudently in exercising this authority and must be careful not to exceed his or her authority. Equally important, every employee must help ensure that all business transactions are executed as authorized.

Transactions must be properly reflected on the company's books and records. Every employee is involved, if not in the authorization or execution of business transactions, in some level of reporting. This may include reporting travel and entertainment expenses or recording work hours on a timecard. It is important that all reporting be done honestly and accurately and that employees cooperate fully with both internal and independent audits.

PROPER RECORD-KEEPING AND DISCLOSURE REQUIREMENTS. THEG requires honest and accurate accounting and recording of financial and other information in order to make responsible business decisions and provide an accurate account of our company's performance to shareholders and regulators. It is a violation of law and THEG policy for any THEG person to attempt to improperly influence or mislead any accountant engaged in preparing our audit.

THEG is committed to full compliance with all requirements applicable to its public disclosures. THEG requires that its financial and other reporting fairly present the financial condition, results of operations and cash flow of our company and that it comply in all respects with applicable law, governmental rules and regulations, including generally accepted accounting principles (GAAP) and applicable rules of the U.S. Securities and Exchange Commission (SEC) and other market regulators.

THEG has implemented disclosure controls and procedures (including a Disclosure Committee) to ensure that its public disclosures are timely, compliant and otherwise full, fair, accurate and understandable. All employees responsible for the preparation of THEG's public disclosures, or who provide information as part of that process, have a responsibility to ensure that such disclosures and information are complete, accurate and in compliance with THEG's disclosure controls and procedures.

DOCUMENT RETENTION AND DESTRUCTION. It is a criminal offense to destroy documents that are subject to a subpoena or other legal process. Once a legal proceeding has begun, or even when one is threatened or reasonably likely, federal and state obstruction-of-justice statutes require THEG to preserve documents relevant to the issues in that proceeding even before specific documents are requested. Any THEG employee, who fails to comply with this policy, as well as state and federal laws, is subject to termination and may also face criminal or civil prosecution, with possible fines and prison terms.

COOPERATION WITH INVESTIGATIONS AND LAW ENFORCEMENT. It is THEG policy to cooperate with government investigators and law enforcement officials. Every THEG person must also



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cooperate with investigations by non-governmental regulators with oversight of our business, such as securities exchanges, as well as with internal THEG investigations.

All inquiries or requests or demands for information from external investigators must be immediately referred to the Office of General Counsel. The Office of General Counsel must coordinate all responses to external investigators' questions. Failure to cooperate with legitimate investigations will result in disciplinary action, including termination.

PRIVACY. THEG persons must comply with all applicable privacy laws in their handling of client matters and client and company records. You should refer any questions about the applicability of privacy laws to a human resources representative.


                               COMPLIANCE WITH LAW

   KNOW, RESPECT AND COMPLY WITH ALL LAWS, RULES AND REGULATIONS APPLICABLE TO
          THE CONDUCT OF TWEETER HOME ENTERTAINMENT GROUP'S BUSINESSES.

THEG actively promotes compliance with the laws, rules and regulations that govern our company's business. Obeying both the letter and spirit of the law is one of the foundations of THEG's ethical standards.

THEG employees must follow and obey the laws of all the states and locations where we operate. While no employee is expected to be an expert on every detail of all the laws that govern our business in every jurisdiction, you are expected to understand the laws and regulations applicable to your duties at THEG and to understand the regulatory environment within which the company operates well enough to know when to seek advice from your manager or from the Chief Financial or Chief Executive Officer.

OBLIGATION TO REPORT VIOLATIONS. The Guidelines have been written to promote compliance with law. However, should compliance with the Guidelines bring you into conflict with applicable law in any jurisdiction where THEG conducts its business, you must obey the law and notify your manager of the conflict as soon as possible. When you have questions or concerns about practices or policies that might violate the Guidelines, you must bring them to the attention of your manager, or senior management, as appropriate.

If at any time you find yourself in a situation you believe is or may be a violation of THEG policies, you must report the violation or what you believe or suspect is a possible violation. If you become aware that someone may be contemplating an action that would be a violation, please take steps to inform your manager or a member of Senior Management. In lieu of informing your manager directly of a violation or potential violation, you can access the THEG Ethics Hotline, a confidential reporting tool. Specific information about the Ethics Hotline can be found at the end of the Guidelines, along with information on how to contact members of the THEG Board of Directors and its Audit Committee.


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                    COMMITMENT TO PROMOTING ETHICAL CONDUCT:
                    ETHICS HOTLINE AND CONFIDENTIAL REPORTING

                 PROMPTLY REPORT ILLEGAL AND UNETHICAL BEHAVIOR.

Protecting the company's reputation is everyone's job. Every THEG person has an obligation to question situations that may violate THEG's standards of business conduct.

AUDITS, INVESTIGATIONS AND DISCIPLINARY ACTION. THEG will conduct periodic audits of compliance with the Guidelines. Allegations of potential wrongdoing will be investigated and, upon the advice of the Office of General Counsel, will be reported to the Board of Directors (or an appropriate committee thereof) and to the relevant authorities. Knowingly false accusations of misconduct will be subject to disciplinary action. All THEG persons are required to cooperate fully with any internal or external investigation. THEG persons must also maintain the confidentiality of any investigation and related documentation, unless specifically to disclose such information.

Appropriate disciplinary penalties for violations of the Guidelines may include counseling, reprimands, warnings, suspensions with or without pay, demotions, salary reductions and terminations. Disciplinary action may also extend to a violator's manager insofar as THEG determines that the violation involved the participation of the manager or reflected the manager's lack of diligence in enforcing compliance with the Guidelines. As set forth in more detail later in the Guidelines, any person who takes any action whatsoever in retaliation against any employee who has in good faith raised any question or concern about compliance with the Guidelines will be subject to serious sanctions, which may include termination.

OBLIGATION TO REPORT VIOLATIONS OR MISCONDUCT. All THEG persons are responsible for acting quickly and effectively against violations of the Guidelines and the policies and procedures established by THEG. All employees having doubt about the best course of action in a particular situation are encouraged to speak to their manager, the legal counsel covering their business group or other appropriate personnel at any time. Board Directors may contact the company's general counsel for advice on any situation of concern to them.

Employees must report violations of law, rules, regulations and this Code of Ethics to their managers, or senior management, as appropriate. If you are not comfortable raising an ethical issue or discussing a possible or actual violation with your manager, or you have done so and the manager has not responded to the problem, you must seek assistance elsewhere within THEG.

CONFIDENTIAL REPORTING. THEG has procedures for raising ethical concerns, misconduct or violations in a confidential manner and without retribution, including concerns regarding internal accounting controls, questionable accounting or auditing matters. You may raise your concerns, suspicions or claims of violations suspect by calling the THEG Ethics Hotline, toll free, 24 hours a day at 800 518 4530. You need not disclose your identity.


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PROTECTION AGAINST RETRIBUTION. THEG will not tolerate retaliation against those reporting a violation or possible violation of policy in good faith, and any such retailiation is strictly forbidden. As provided by law, THEG is not permitted to fire, demote, suspend, harass or discriminate against any employee who lawfully provides information to, or otherwise assists or participates in, any investigation or proceeding by a U.S. regulatory or law enforcement agency, any member of the U.S. Congress or a Congressional committee or the employee's manager, relating to what the employee reasonably believes is a violation of the securities laws or an act of fraud.

WAIVERS OF ANY PROVISION OF THE GUIDELINES. Waivers will only be given when deemed absolutely appropriate under the circumstances. A waiver for any THEG executive officer or member of the Board of Directors will only be granted by the Board of Directors or a committee thereof. Any such waiver granted by the Board of Directors will be promptly disclosed as required by law or stock exchange regulation.

OTHER COMPANY POLICIES. In addition to the matters addressed in these Guidelines, officers, directors and employees are required to comply with all other Company Policies, as amended from time to time, including but not limited to the following Policies some of which address, with more specificity, matters addressed in these Guidelines:

     -    Alcohol & Drug Policy

     -    Anti-Harassment Policy

     -    Corporate Disclosure Policy

     -    Electronic & Telephone Communications

     -    Email Protocol

     -    Employee Purchase Program

     -    Financial Fraud Hotline

     -    Insider Trading Policy

     -    Outside Contractor Policy-

     -    Policy Against Workplace Violence

     -    Safety Program

     -    Sales Associates Conducting In Home Specialist Labor Policy

     -    Sexual Harassment Policy

     -    Solicitation and Distribution Policy

     -    Travel and Reimbursable Expense Policy

     -    Vendor Gift Policy


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                                   CONCLUSION

                               USE GOOD JUDGMENT.

These Guidelines for Business Conduct provide specific guidelines for ethical conduct in broad areas of concern. It would be impossible to describe every situation in which a THEG person might be confronted with an ethical dilemma. Everyone must take the time to think about the ethical ramifications of questionable situations, bearing in mind that a bad ethical decision may lead to improper or even criminal behavior.

Senior Management is available to assist with business conduct and ethical issues that give you concern. Nevertheless, in many instances, you must rely on your own personal ethical standards in assessing difficult situations. Consider the following questions:

     -    Is the proposed action legal?

     -    Does it endanger anyone's financial stability, life, health or safety?

     -    Is it consistent with THEG policy?

     -    Will it enhance the company's reputation?

     -    Would we lose customers if this action were known to them?

     -    Would you like to see it become a general industry or public practice?

     - Would you be embarrassed if all the details were known by your manager, peers, subordinates, family or friends, or if they were published in a newspaper?

     - Could this action in any way be interpreted as, or appear to be, inappropriate behavior?